EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

	Oct. 1,	Oct. 2,	Oct. 3,	Sept. 28,	Sept. 29,
	2010	2009	2008	2007	2006
	(In thousands, except per share amounts)

Earnings:
Income/(loss) before income taxes	$21,476	$(24,632)	$4,896	$(24,811)	$(25,372)
Add: Fixed charges	3,198	5,189	7,384	7,375	7,478

	$24,674	$(19,433)	$12,280	$(17,436)	$(17,894)

Fixed Charges:
Interest expense	$1,817	$3,127	$5,310	$5,248	$4,938
Interest portion of rental expense	1,381	2,062	2,074	2,127	2,540

	$3,198	$5,189	$7,384	$7,375	$7,478

Ratio of earnings to fixed charges(1)	7.7	—	1.7	—	—

(1)	Our earnings were insufficient to cover our fixed charges by $24.6 million (fiscal 2009), $24.8 million (fiscal 2007) and $25.4 million (fiscal 2006).